September 14, 2005
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Fidelity National Title, Inc.
Amendment No. 3 to Registration Statement No. 333-126402 on
Form S-1 filed September 14, 2005
Dear Mr. Belliston:
     On behalf of Fidelity National Title Group, Inc. and in connection with the registration under the Securities Act of 1933, as amended, of shares of Class A Common Stock of Fidelity National Title Group, Inc., par value of $0.0001 per share, transmitted for filing is Amendment No. 3 to the Registration Statement on Form S-1.
     Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 424-8088.
Very truly yours,
Robert S. Rachofsky